

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 26, 2018

Mr. Trevor Newton
Chief Executive Officer
Strata Oil & Gas Inc.
10010 – 98 Street, P.O. Box 7770
Peace River AB T8S 1T3

      Re: **Strata Oil & Gas Inc.**
            Form 20-F for Fiscal Year Ended December 31, 2016
            Filed May 15, 2017
            File No. 000-50934

Dear Mr. Newton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Brad Skinner

                    Karl Hiller
                    Branch Chief
                    Office of Natural Resources